UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 29, 2021

CITIC Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong 999077
(Address of principal executive offices, including zip code)

(852) 3710-6888

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation, dated as of October 29, 2021

99.2	Press Release, dated as of October 29, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIC Capital Acquisition Corp.

Date: October 29, 2021

	By:	/s/ Fanglu Wang
	Name:	Fanglu Wang
	Title:	Chief Executive Officer

Exhibit 99.1 Virtual Analyst Day October 29, 2021

Disclaimer Disclaimer Non-GAAPFinancialMeasures Thispresentationisprovidedforinformational purposesonlyandhasbeenpreparedtoassistinterestedpartiesinmakingtheirownevaluationwithrespecttoapotential businesscombination(the This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA and “Proposed Business Combination”) between Quanergy Systems, Inc. (“Quanergy”) and CITIC Capital Acquisition Corp. (“CCAC”) and related transactions and for no other purpose. No certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Quanergy, CCAC or any of their are significantin understanding and assessing Quanergy’sfinancial results. Therefore,these measures should notbe consideredinisolation or asan alternative to netincome, cash flows respectivesubsidiaries,interestholders,affiliates,representatives,partners,directors,officers,employees,advisersoragentsberesponsibleorliableforanydirect,indirectorconsequentiallossor from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Quanergy’s presentation of these measures may not be comparable to lossofprofitarisingfromtheuseofthispresentation,itscontents,itsomissions,relianceontheinformationcontainedwithinit,oronopinionscommunicatedinrelationtheretoorotherwisearising similarly-titled measures used by other companies. CCAC and Quanergy believe these non-GAAP measures of financial results provide useful information to management and investors inconnectiontherewith.Industryandmarketdatausedinthispresentationhavebeenobtainedfromthird-partyindustrypublicationsandsourcesaswellasfromresearchreportspreparedforother regarding certain financial and business trends relating to Quanergy’s financial condition and results of operations. CCAC and Quanergy believe that the use of these non-GAAP financial purposes. Neither Quanergy nor CCAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Quanergy’s financial measures with other similar change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Quanergy or the Proposed Business companies, manyofwhichpresentsimilarnon-GAAPfinancial measurestoinvestors. Thesenon-GAAPfinancial measuresaresubjecttoinherentlimitationsastheyreflecttheexerciseof Combination.Viewersofthispresentationshouldeach maketheirownevaluationof Quanergyandoftherelevanceandadequacyoftheinformationandshould makesuchotherinvestigationsas judgmentsbymanagementaboutwhichexpenseandincomeareexcludedorincludedindeterminingthesenon-GAAPfinancial measures. theydeemnecessary. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Proposed Business Combination or the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, CCAC and Quanergy are unable to quantify accuracyoradequacyofthisPresentation. certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparableGAAPmeasuresisincludedandnoreconciliationoftheforward-lookingnon-GAAPfinancial measuresisincluded. ForwardLookingStatements This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities UseofProjections Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” This Presentation contains financial forecasts with respect to Quanergy’s projected financial results, including, but not limited to, Revenue, EBITDA, EBITDA Margin, Gross Profit, Gross “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likelyresult” and similar expressions that predict or indicate future events or trends or that are not Profit Margin, Free Cash Flow, Free Cash Flow Burn to Break even, for Quanergy’s fiscal years 2021 through 2025. Neither CCAC’s nor Quanergy’s independent auditors have audited, statements of historical matters. All statements, other than statements of present or historical fact included in this Presentation, including those regarding the terms of CCAC’s Proposed Business reviewed, studied, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an Combination with Quanergy, CCAC’s ability to consummate the proposed transaction on the stated timeline, Quanergy’s use of proceeds from the proposed transaction, the benefits of the opinionorprovideanyotherformofassurancewithrespecttheretoforthepurposeofthisPresentation.Theseprojectionsareforward-lookingstatementsandshouldnotberelieduponas transaction, anticipated timing of the Proposed Business Combination, and the combined company’s future performance relative to other LiDAR providers, the combined company’s strategy, being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with operations,growthplansandobjectivesofmanagement,thegrowthoftheLiDARsector, Quanergy’stimeto marketforLiDARproducts,theprojectedsizeoftheautomotiveLiDARmarketandIoT historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject toa wide variety of significant business, economic LiDARmarket,andthecombinedcompany’sfutureproductsareforward-lookingstatements.Thesestatementsarebasedonvariousassumptions,whetherornotidentifiedinthisPresentation,and and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative assurance that the prospective results are indicative of the future performance of Quanergy or that actual results will not differ materially from those presented in the prospective financial purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and financialinformationwillbeachieved. uncertainties that could cause the actual results to differ materially fromthose expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market,financial,political andlegal conditions;theinabilityofthepartiestosuccessfullyortimelyconsummatethe Proposed BusinessCombination,includingtheriskthatanyregulatory AdditionalInformationAbouttheProposedBusinessCombinationandWhereToFindIt approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business In connection with the Proposed Business Combination, CCACintends to file relevant materials with the with the SEC,including a registration statement on FormS-4, which will include a Combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the Proposed Business Combination; proxy statement/prospectus (the “Registration Statement”) . CCAC urges its investors, shareholders and other interested persons to read, when available, the proxy failure to realize the anticipated benefits of the Proposed Business Combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of statement/prospectusfiledwiththeSECanddocumentsincorporatedbyreferencethereinbecausethesedocumentswillcontainimportantinformationaboutCCAC,Quanergy redemptionrequestsmadebyCCAC’sshareholders;theoveralllevel ofconsumerdemandfor Quanergy’sproducts;general economicconditionsandotherfactorsaffectingconsumerconfidence, andtheProposedBusinessCombination.AftertheregistrationstatementisdeclaredeffectivebytheSEC,thedefinitiveproxystatement/prospectusandotherrelevantdocumentswill be preferences,andbehavior;disruptionandvolatilityintheglobalcurrency,capital,andcreditmarkets;theabilitytomaintainthelistingofQuanergy’ssecuritiesontheNewYorkStockExchange;the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss mailed to the shareholders of CCAC as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials ((including any amendments or contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, The stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that Proposed Business Combination because they will contain important information about CCAC, Quanergy and the Proposed Business Combination. Shareholders will also be able to global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materialsin connection with the transaction without charge, once interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency available, at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of Fanglu Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public into,andisnotapartof,thisPresentation. reportsfiledwiththeSEC,includingitsAnnual ReportonForm10-K,QuarterlyReportsonForm10-Q,andCurrentReportsonForm8-Kaswellasthe otherdocumentsCCAChasfiled,orwillfile, with the SEC,includinga registration statement on FormS-4 that will include proxy statements/prospectusthat CCACintends to file with the SECin connection with CCAC’s solicitation of proxies INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY OF ANY for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove OTHERU.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERINGOR THE ACCURACY OR ADEQUACY OF incorrect, actual results could differ materially fromthe resultsimplied by these forward-looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ fromthose contained in the forward-looking statements. In addition, forward-looking statements THEINFORMATIONCONTAINEDHEREIN.ANYREPRESENTATIONTOTHECONTRARYISACRIMINALOFFENSE. reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Neither CCAC nor Quanergy gives assurance that either CCAC or ParticipantsintheSolicitation Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCACand Quanergy mayelectto update these forward-looking statementsat some pointin the future, CCACand Quanergyspecificallydisclaimanyobligation to do so,except asrequired CCAC, Quanergyandtheirrespectivedirectorsandexecutiveofficers maybedeemedparticipantsinthe solicitationofproxiesfromCCAC’sshareholdersin connection withthe Proposed by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this Presentation. Accordingly, Business Combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailedinformation regarding the directors and officers of CCACin CCAC’s unduerelianceshouldnotbeplacedupontheforward-lookingstatements. final prospectus filed with the SEC on February 12, 2020 in connection with CCAC’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participantsinthesolicitationofproxiestoCCAC’sshareholders inconnectionwiththeProposedBusinessCombinationwillbesetforthintheproxystatement/prospectusfortheProposed In addition, this presentation includes a summary set of risk factors that may have a material impact on Quanergy. These are not intended to capture all of the risks to which Quanergy or the BusinessCombination when available. Additional information regarding theinterestsofparticipantsin the solicitation ofproxiesin connection with the Proposed Business Combination will ProposedBusinessCombinationissubjectormaybesubject,andweencourageinvestorstoreviewtheriskfactorssetforthintheRegistrationStatementonFormS-4tobefiledwiththeSECwith beincludedintheproxystatement/prospectusthatCCACintendstofilewiththeSEC. Youmayobtainfreecopiesofthesedocumentsasdescribedabove. respecttotheProposedBusinessCombination(asdescribedfurtherbelow).Ifanyoftheserisksmaterializeorourassumptionsproveincorrect,actualresultscoulddiffermateriallyfromtheresults impliedbytheseforward-lookingstatements.Theremaybeadditional risksthatneitherCCACnor QuanergypresentlyknoworthatCCACand Quanergycurrentlybelieveareimmaterial thatcould NoOfferorSolicitation alsocauseactual resultstodifferfromthosecontainedintheforward-lookingstatements.Inaddition,forward-lookingstatementsreflectCCAC’sand Quanergy’sexpectations,plansorforecastsof Thispresentationdoesnotconstituteanoffertosellorthesolicitationofanoffertobuyanysecurities,orasolicitationofanyvoteorapproval,norshalltherebeanysaleofsecuritiesinany future eventsand viewsasofthe date of thispresentation. CCACand Quanergyanticipate that subsequenteventsand developments will cause CCAC’sand Quanergy’sassessmentsto change. jurisdictioninwhichsuchoffer,solicitationorsalewouldbeunlawfulpriortoregistrationorqualificationunderthesecuritieslawsofanysuchjurisdiction. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so. These forward-lookingstatementsshouldnotberelieduponasrepresentingCCAC’sandQuanergy’sassessmentsasofanydatesubsequenttothedateofthispresentation.Accordingly,unduereliance TrademarksandLogos shouldnotbeplacedupontheforward-lookingstatements. ThisPresentation mayincludetrademarks,service marks,tradenamesandcopyrightsofother companies,whicharethepropertyoftheirrespectiveowners.Solelyfor convenience,some FinancialInformation ofthetrademarks,service marks,tradenamesandcopyrightsreferredtointhisPresentation maybelistedwithouttheSM, ©,®or TMsymbols,butCCACand Quanergywill assert,tothe fullestextentunderapplicablelaw,therightoftheapplicableowners,ifany,tothesetrademarks,servicemarks,tradenamesandcopyrights. The financial information and data containedin this Presentation is unaudited and does not conformto RegulationS-Xpromulgated under the Securities Act of 1933, as amended (the “Securities Act”).Accordingly,suchinformationanddatamaynotbeincludedin,maybeadjustedinormaybepresenteddifferentlyin,theRegistrationStatementtobefiledbyCCACwiththeSEC. 2

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Q&A Break Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy Q&A

CITIC Capital Acquisition Corp. and Quanergy: A Winning Team CITIC CAPITAL ACQUISITION CORP. SUMMARY SOLID FINANCIAL AND STRATEGIC PARTNER ▪ CITIC Capital Acquisition Corp. (NYSE:CCAC) (“CCAC”) is a special purpose acquisition company focused on the energy efficiency, clean technology and sustainability sectors ▪ On February 13, 2020, CCAC closed a $276M initial public offering ▪ CCAC’s sponsor is CITIC Capital, affiliated with CITIC Limited – China’s largest conglomerate and member of the Hang Seng Index SELECTED CITIC CAPITAL-LED DEALS STRONG TRACK RECORD WITH PROVEN SUCCESS HIGHLY EXPERIENCED CCAC MANAGEMENT TEAM ▪ 28 years of corporate and investment experience ▪ Held CIO position at ESG-focused fund under CITIC Capital ▪ Proven track record of cross-border investments Fanglu Wang CCAC INDEPENDENT DIRECTOR CEO ▪ 17 years of corporate and investment experience ▪ 22 years of corporate and investment experience ▪ Deep industry knowledge in renewable energy and technology ▪ Extensive experience holding senior-level roles for CITIC Capital ▪ Extensive network of corporate and institutional relationships ▪ Established track record of direct and fund investments Henri Arif Independent Director Eric Chan CFO 4

Transaction Overview TRANSACTION ▪ CCAC has proposed to enter into a business combination with Quanergy Systems, Inc. (“Quanergy”) STRUCTURE ▪ Quanergy existing shareholders will roll 100% of their equity USE OF ▪ Working capital, debt pay-down and potential acquisitions PROCEEDS ▪ Proceeds are expected to fully fund Quanergy’s business plan ▪ Pro forma enterprise value of $1.1 billion post business combination VALUATION ▪ 2.0x 2025E projected revenue of $549 million ▪ 5.7x 2025E projected adjusted EBITDA of $191 million ▪ Transaction is expected to be funded by a combination of cash held in trust of $276 million and net proceeds from a $40 CAPITAL million PIPE STRUCTURE (1) ▪ Expected to result in $276 million of net cash to the balance sheet, assuming no redemptions from public shareholders PRO FORMA ▪ Expected post transaction shareholding of 71.6% Quanergy shareholders, 5.1% founder shares, 20.4% CCAC public (2) shareholders and 3.0% PIPE investors OWNERSHIP (1) Estimated net cash is comprised of $276M cash in trust, $40M in PIPE proceeds and $30M of estimated Company cash at Closing, minus $35M in debt pay-down and $35M in estimated transaction expenses. (2) Based on capital structure as of 10/25/21 assuming no shareholder redemptions and excluding CCAC warrants. Ownership figures do not add to 100.0% due to rounding. 5

Transaction Represents Attractive Discount to Peers REVENUE MULTIPLES EBITDA MULTIPLES LiDAR Providers Average 9.5x 2.3x (1) 2025E Mobility and Vision Leaders Average 9.5x 29.0x (2) 2025E 31% - 80% Discount 14% - 79% Discount Deal value 5.7x 2.0x to the Peer Group to the Peer Group 2025E Current Averages Current Averages Source: Quanergy multiples reflect the proposed transaction valuation. All other multiples are based on current trading data as of 10/25/21 and Wall Street consensus estimates from Capital IQ. (1) LiDAR Providers include: Aeva, AEye, Innoviz, Luminar, Ouster and Velodyne. Velodyne metrics for 2024E are included in the average. (2) Mobility and Vision Leaders include: Ambarella, Mobileye, NVIDIA and Tesla. Mobileye metrics for 2021E are included in the average – as of 3/10/17, prior to its announced acquisition by Intel. 6

Transaction Schedule Update Announcement of Definitive Business Combination Agreement between CCAC and Quanergy June 22 S-4 Registration Statement filed with SEC July 16 HSR regulatory approval cleared August 5 CFIUS regulatory approval cleared August 18 Analyst Day October 29 S-4 Effective (SEC review complete) Pending Proxy Mailing to CCAC shareholders Week of November 1 CCAC shareholder vote November 18 Transaction Closing November 29 Listing and Trading on NYSE as QNGY November 30 7

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy

Investment Highlights 5 1 3 4 2 Addressing OPA technology is IoT markets Quanergy has a massive and high a game-changer present significant reached an Experience: Risk growth for automotive and immediate inflection point for Adjusted Execution global TAM revenue growth growth opportunities 9

Quanergy Addresses Industry Mega-Trends INTERNET OF THINGS AUTONOMOUS VEHICLES (1) (2) (1) ▪ IoT LiDAR TAM expected to reach $16.7B by 2030E ▪ Automotive LiDAR TAM expected to reach $10.6B by 2030E ▪ LiDAR sensors and 3D perception software serve as the ▪ LiDAR is a vital sensing technology to make autonomous driving “eyes of the IoT” a reality ▪ Quanergy offers an intelligent LiDAR sensor and software ▪ Quanergy’s OPA LiDAR technology is a game-changer for the solution to unlock the full potential of IoT automotive industry (1) Forecast aligned with Quanergy management. (2) IoT LiDAR TAM is comprised of mapping, security, smart cities and industrial automation. 10

The IoT Market Enables a Stepwise Growth Path to Auto Markets Automotive Industrial Security Smart Cities Mapping 11

IoT and Automotive Business Models Beliefs “For this decade, the IoT market for 3D LiDAR Perception is “While the automotive market will represent the largest single structurally highly attractive: vertical long-term opportunity: § Represents the largest total market, with a 53% CAGR (2021-2030) § Mass market adoption will be mainly enabled by solid state architectures § Serves large diversified verticals with tens of thousands of potential § Winners will be rewarded in the second half of the decade target customers § Architectural efficacy will be relevant for the second half of the decade § Enables better business models, and mid-high gross margins § Supply chain integrity will require 5 to 10 quality worldwide suppliers. § LiDAR technology is already widely adopted, therefore offering a much lower low market timing risk § Supply chain structure will not allow a “winner-takes-all” scenario. § Supports between 5 and 10 quality suppliers § Supplier economics will be challenged and mature by the end of the decade” § Allows for a larger profit opportunity” “IoT is a Bridge to Automotive” ABI Research – Demystifying LiDAR: IoT and automotive applications, industries and business models – Oct. 27, 2021 12

Quanergy – Next-Generation Solid State LiDAR Solutions REVENUE FORECAST BACKGROUND $549 ▪ Technology leader in LiDAR sensors and 3D perception software 251% CAGR (1) ▪ Serving both automotive and Internet of Things (“IoT”) markets ▪ Disruptive optical phased array (“OPA”) solid state technology ▪ 30 issued and pending patents ▪ Over 350 customers and 40 partners $254 ▪ Founded in 2012 and headquartered in Silicon Valley ▪ $245M invested by leading financial and strategic investors $83 $18 $4 2021E 2022E 2023E 2024E 2025E SOLUTIONS MARKETS Mapping Security Smart Cities M Series Mechanical Sensors S Series Solid State Sensors Industrial Automation Automotive QORTEX 3D Perception Software (1) Quanergy defines IoT markets as including mapping, security, smart spaces and industrial automation. 13

Investment Highlights 5 1 3 4 2 Addressing OPA technology is IoT markets Quanergy has a massive and high a game-changer present significant reached an Experience: Risk growth for automotive and immediate inflection point for Adjusted Execution global TAM revenue growth growth opportunities 14

OPA – A Next-Generation Solid-State LIDAR Technology OPA Module Size S3 Sensor Powered by OPA ▪ 100% CMOS silicon, solid state LiDAR based on OPA technology ▪ Result of nine years and over $100M of investment in silicon photonics technology ▪ All key silicon components have been developed in-house leveraging Quanergy’s photonics and ASIC design team ▪ Unlocks the performance, cost and reliability required for automotive serial production OPA LiDAR is the optical analog of phased array radar – a technology that has achieved low cost, large scale commercial (1) deployment in the automotive radar market of over 20M units annually (1) Publicly available automotive radar market data from Fortune Business Insights. 15

Why OPA Is Expected To Be a Winning Automotive LiDAR Technology 1 4 2 3 Highest Reliability Ultra Low Cost Adaptive Zoom Active Scanning ▪ No moving parts, ▪ All OPA elements ▪ Unique software- ▪ Electronic beam either at the macro are integrated into defined peripheral steering capability or micro scale a single silicon vision functionality ▪ Allows for scanning module ▪ Eliminates wear, ▪ Zoom-in / zoom-out both horizontally misalignment and ▪ Leverages mature, capability to focus and vertically recalibration needs low-cost CMOS on obstacles ▪ Provides flexibility process technology ▪ Enables average ▪ Random access to collect points in performance ▪ Allows for high- across the entire any pattern lifetime greater volume, high-yield, field of view than 100,000 hours low cost manufacturing 16

Investment Highlights 5 1 3 4 2 Addressing OPA technology is IoT markets Quanergy has a massive and high a game-changer present significant reached an Experience: Risk growth for automotive and immediate inflection point for Adjusted Execution global TAM revenue growth growth opportunities 17

Quanergy’s IoT Solutions Deliver Actionable Insights Security Smart Cities Business Analytics Analytics Vertical and 3D Perception Business Industrial Dashboards Applications Software Automation PTZ, Thermal Camera and VMS Mapping Integration Automated ID Handover 3D Object Detection, LiDAR Sensors 3D Position, Tracking, Direction and Next Classification Speed of Motion Best Action Sensor M Series S Series Fusion Object Detection, Collision Avoidance Quanergy QORTEX Insights 18

Investment Highlights 5 1 3 4 2 Addressing OPA technology is IoT markets Quanergy has a massive and high a game-changer present significant reached an Experience: Risk growth for automotive and immediate inflection point for Adjusted Execution global TAM revenue growth growth opportunities 19

Quanergy IoT Portfolio QORTEX DTC™ QORTEX People Counter™ M1 M8 Prime M8 S3-2 NSO S3-2 WSO MQ-8 Smart Cities Industrial Automation Security 20

Investment Highlights 5 1 3 4 2 Addressing OPA technology is IoT markets Quanergy has a massive and high a game-changer present significant reached an Experience: Risk growth for automotive and immediate inflection point for Adjusted Execution global TAM revenue growth growth opportunities 21

Experienced Senior Management Team



KEVIN KENNEDY, PhD.
CHAIRMAN AND CEO

Proven public company CEO with over 40 years of experience and an extensive M&A track record

AVAYA CEO 2008 – 2017	▪ Led a global organization of 11,700 employees ▪ Completed nine acquisitions, including the signficant acquisition of Nortel Enterprise Solutions for $915M
JDSU CEO 2003 – 2008	▪ Led an organization of 7,100 employees ▪ Completed 13 acquisitions, including the transformational acquisition of Acterna for $760M
CISCO SVP 1994 – 2001	▪ Was responsible for Cisco's Service Provider line of business, reporting directly to John Chambers, CEO ▪ Guided Cisco's service provider M&A strategy during a period in which Cisco completed over 50 acquisitions
Civic leadership roles	▪ Was a congressional fellow at the United States House Committee on Science, Space and Technology ▪ Appointed by President Obama to the President's National Security Telecommunications Advisory Committee
Selected current and prior board seats	KLA, Polycom, Digital Realty, freescale, Rambus



PATRICK ARCHAMBAULT, CFA
CHIEF FINANCIAL OFFICER

22 years of experience, including 17 years with Goldman Sachs as an automotive research analyst; was the lead research analyst on the Tesla IPO



TIANYUE YU, PHD.
CHIEF DEVELOPMENT OFFICER AND CO-FOUNDER

20 years of experience leading cross-disciplinary technology innovation and commercialization in high resolution imaging, photonic systems, 3D sensing and nanotechnology sectors



ENZO SIGNORE
CHIEF MARKETING OFFICER

30 years of experience in photonic systems, AI and SaaS; helped grow global businesses up to $4B in annual revenue



BRAD SHERRARD
CHIEF REVENUE OFFICER

25 years of experience driving sales for organizations within IoT, sensors, microelectronics and industrial markets



JERRY ALLISON
GENERAL COUNSEL

25 years of public company experience leading legal functions for technology companies; broad experience in international and manufacturing operations

QUANERGY 22

Quanergy Deliberate Execution § Market growing – 47.6% CAGR § Customer traction § 80+ POCs/Trials § Flow management wins § Industrial wins § Product innovation § Qortex 2.2 § Company revenue (1) § 26% Q/Q § 20% Y/Y § We believe to be on target to achieve 2021 forecast § Hiring for growth § Headcount up > 25% H2/H1 § OPA technology advancement § Short range people counting accuracy superiority § Long range rapid performance improvement: 160m in full sunlight § We believe to be on track for 200m § Next: We expect to begin technology fit discussion for industrial and select auto targets after CES § New capital structure to invest in growth (1) Preliminary Q3 2021 results. May be subject to change 23

Executive Summary Outlook Advancing Differentiated Investment Thesis § Large LiDAR market: § Market growth (data and automation) § Quanergy growing § two large markets: stepwise ascent § OPA mosaic of efficacy § favorable market pattern § Game changing technology for § New product focus drives automotive - Solid State OPA stepwise growth § Unique product portfolio for IOT and pipeline market – now § Deliberate execution will § Inflection point accelerate with capital infusion § Experience for risk adjusted plan § market timing § cash burn § valuation to peers 24

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy 25

Opportunity for LiDAR and 3D Perception in IoT Markets

IoT LiDAR TAM ($ in billions) [1]



25% CAGR
$2.3
$7.5
$16.7
2021E
2025E
2030E

Subsector	Applications	Requirements
Mapping	▪ Drone-based mapping ▪ Terrestrial mapping	▪ Long range ▪ Range accuracy ▪ 3D point cloud density
Security	▪ Critical infrastructure ▪ Intrusion detection ▪ Access control ▪ Border security	▪ 3D perception vs. 2D cameras ▪ Higher accuracy vs. cameras ▪ Reduction in false alarms ▪ Automated 24x7 operation
Smart Cities	▪ Retail ▪ Airports ▪ Enterprises ▪ Intersections ▪ Public venues	▪ Classification accuracy ▪ No risk of capturing personally identifiable information ▪ Lower total cost of ownership compared to cameras
Industrial Automation	▪ Port automation ▪ Measurement ▪ Warehouse automation ▪ Mobile robots	▪ Long range ▪ Robust outdoor performance ▪ High accuracy

(1) Forecast aligned with Quanergy management.

QUANERGY 26

Quanergy’s 3D LIDAR IoT Solutions Deliver Actionable Insights Any lighting conditions - cm level accuracy - Zero PII risk 27

QORTEX DTC™ § People + Vehicle Object Detection, Tracking, Classification § 300+ objects simultaneously classified § Fully meshed architecture, one object, one ID § Automated ID Handover for virtually unlimited tracking § Over 20 out of the box integrations with leading: § VMS (Genetec, Milestone) platforms and leading PTZ cameras § Flow Management analytics/business applications 28

Challenges with 2D Video Analytics Security Systems 29

Perimeter Intrusion Detection with 3D LiDAR 30

Video Analytics Limitations in Security, Critical Infrastructure § High false alarm rates §Sensitive to light, sun glare §Weather, lightning §Occlusions §Object density and distance § Inaccurate intruder tracking §Challenging handover between sensors §Non linear movement patterns §Blind spots § Complex to manage §One TV monitor/camera §Manual identification of intruders § Expensive §High number of cameras required §High installation, cabling, networking cost §Expensive computer vision analytics §High number of servers §High personnel cost to monitor §Ineffective guard utilization 31

Security Quanergy 3D LiDAR Automates 24x7 Protection of Critical Infrastructure Facilities Significantly reduces false alarms and operating cost Source image of Data Center § Accurate intruder tracking with any movement pattern, environment, and lighting scenarios § Integrated into Genetec, Milestone VMS § Direct PTZ control 32

Flow Management Quanergy 3D LiDAR enables new smart cities business models Significantly lower system cost versus cameras - no privacy risk Outdoors (people, vehicles) Indoors (people) § More efficient traffic patterns and signal controls § Improved office occupancy § Reduced pollution via lower idling time § Better utilities utilization § Improved safety at intersections § Efficient queue, dwell, path management § More efficient parking experience § Improved venue flow and guest experience § Increased revenue based on shopper's flow 33

Industrial Quanergy 3D LiDAR enables advanced industrial automation processes Industrial automation is a bridge to automotive 3 3 2 2 1 1 0 2021 2022 2023 2024 2025 2026 AMR Installed Base – World Markets (1) Indoors + Outdoors (people, vehicles, objects) § Intelligent robot navigation § LiDAR deployments driven by AMRs rapid growth § Efficient port automation § Mostly 2D today, migrating to 3D § Reduced packaging waste, accurate object sorting § Prime target market for OPA solid-state sensor § Construction, mining, agricultural process automation (1) ABI Research – Demystifying LiDAR: IoT and automotive applications, industries and business models – Oct. 27, 2021 34 (Millions)

Quanergy 3D LiDAR perception solutions Holistic 360-degree 3D contextual awareness of hundreds of objects, classified with a high-degree of accuracy, tracked along any movement pattern and trajectory, under any lighting conditions, with industry leading TCO 35

Flow Management Use Cases & TCO Gerald Becker VP of Market Development & Alliances, Flow Management

Best-in-class 3D Perception for IoT Applications Vendor A Vendor B Vendor C Advantage Horizontal field of view 360° 360° 275° 210° Up to 70% Angular resolution 0.033°–0.132° 0.1°–0.4° 0.25° 0.125° >7x Range @ 10% reflectivity 70m 40m 16m 3-11m Leading Range accuracy <3cm +/-3cm <9cm <7cm Up to 3x Points per second 432k 300k 55k 2.6k >8x 300+ objects at 3D perception software N/A N/A N/A Unique 95% accuracy Source: Assessment of leading IoT LiDAR competitive solutions from Quanergy management based on publicly-available information. 37

Announcing New Product Advanced 3D Perception for Smart City and Security Sub-vehicle classification, expanded object tracking performance ™ QORTEX DTC 2.2 Smart intersections Smart highways Perimeter intrusion detection Challenging indoor environment like airports, office spaces 38

Quanergy 3D LiDAR Perception Platform Strategy

Phase I
Development

40m+ classification range
People
Sensor Fusion
100 objects

Phase II
Customer
Validation

People + Vehicles
200 objects

Phase III
Commercial wins (land)
Ecosystem Expansion
Channel Development

70m+ classification range
Automated ID Handover
Thermal camera integration
Genetec, Milestone VMS
300 objects

Vehicle sub-classification
PTZ camera integration & rules
Analytics Integrations

Phase IV
Commercial scale (expand)
Ecosystem Expansion
Channel Expansion
Industrial GTM

Phase V
Cloud/SaaS
Large scale
deployments

QUANERGY 39

Case Studies Brad Sherrard CRO

Customer Testimonial Video 5,000+ Sensors Shipped 350+ Customers 40+ Partnerships 90+ Active Pilots 41

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy 42

Opportunity for LiDAR in the Automotive Market (1) Market Perspectives AUTOMOTIVE LiDAR TAM ($ in billions) ▪ Start of production for level 3/4 autonomous vehicles is 49% CAGR expected by mid-decade, with strong growth thereafter $10.6 ▪ Commercial rollouts are gated by stringent cost, reliability and high-volume manufacturing requirements from OEMs (2) ▪ CMOS silicon-based OPA architecture positions Quanergy to meet these requirements (3) Automotive LiDAR Success Factors $4.6 Cost Performance Reliability Less than $500 price Range: greater than Highly robust design per sensor to support 200 meters at 10% that can withstand $0.3 serial production reflectivity with zoom-in harsh roadway volumes / zoom-out capability conditions 2021E 2025E 2030E (1) Forecast aligned with Quanergy management. (2)Complementary metal oxide semiconductor (“CMOS”) is a mature and widely adopted process technology used to produce integrated circuits. (3)Success factors are from Company management based on industry research. 43

OPA Compared to Other Automotive LiDAR Technologies Adaptive Technology Beam steering Cost Reliability Performance Selected vendors zoom Beam steered OPA electronically by an optical phase modulator Moves laser by tilting MEMS the angles of multiple tiny mirrors Illuminates the field of Flash view with a single laser pulse Quanergy is the only major LiDAR provider to successfully harness the potential of OPA Source: Assessment of automotive LiDAR technologies from Quanergy management based on publicly available information. 45

OPA Performance Acceleration Plan Detection Range at 10% Reflectivity in Bright Sunlight Outdoors Dec 21E 200m Threshold for automotive use 200m Oct 21 Advancement of OPA 130m Performance Validated by Industry Experts 160m “Quanergy’s CMOS-based OPA technology is very promising for both 150m automotive and industrial applications,”– Dr. Christopher Kitts, Associate Jul 21 Dean of Santa Clara University, School of Engineering 130m Next-generation OPA emitter and detector ASIC pave the way for 100m Jan 21 range improvements to 200 meters by the end of 2021 100m OPA performance accelerated to 70 meters, driven by enhanced Nov 20 signal processing, optics and alignment processes 70m Quanergy has succeeded in accelerating outdoor 50m Jun 20 performance range, paving Oct 19 20m Oct 18 the way for automotive use 12m 5m 0m 2018 2019 2020 2021E 2022E Note: Chart reflects the performance of the Quanergy OPA-based solid state single-emitter sensor in outdoor demonstrations. 46

OPA Resilience to High Vibration Environments EMC Shock and Vibe IP 67 No wear, no misalignment, no recalibration | No sticking, no eye safety issue | MTBF > 100K hours of operation 47

OPA Today – Leadership Accuracy for Smart City People Counting Applications People Counter Accuracy: Indoor / Outdoor Summary Results The Bottom Line 99.2 100 Quanergy’s LiDAR-based people counter delivers 89.5 90 1. Best overall accuracy across 3,360 total tests, spanning a broad range of traffic, patterns: in indoor and outdoor scenarios 80 77.2 76.5 2. Dramatically better accuracy (98%) in bright sunglight than competition 70 at 22 points higher than nearest competitor Sensor Type: LiDAR Infrared Camera Camera 3. Best accuracy (99.7%) in full 60 daylight tests 4. 100% accuracy in indoor/office tests 50 Tolly Enterprises, LLC – Quanergy Qortex People Counter – June 2021 Quanergy Note: Three Scenarios: 1) Indoor, 2) outdoor with ~8,000lux, 3) outdoor with ~85,000lux. Each scenario represents 1/3 of the final results 48 Accuracy (%)

Quanergy OPA Roadmap for Advancement and Market Insertion Phase I Phase II Phase III Phase IV Phase V Long Range high resolution High reliability, low cost, Indoor Outdoor Short Range Market Insertion Scale multi-LiDAR suite volume manufacturing Prior to 2019 2019-2021 2021-2023 2023-2025 2025-2027 Autonomous passenger vehicles 49

Summary § OPA is a game changer § Execution has driven a mosaic of efficacy § Poised for IoT and automotive productization § Proprietary technology with very high-barrier to entry § Ramping investment now 50

& Q A

Break

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy 53

Sequential Revenue Momentum RECENT TRENDS RECENT REVENUE RESULTS ($ in 000s) § Strong sequential quarterly sales growth § Security and Smart Cities showing particular strength $1,137 § Robust customer engagement activities $905 (1) PRELIMINARY Q3 2021 RESULTS § Revenues of $1.1M § 26% sequential growth from Q2 2021 $383 § Ended the quarter with $34M in cash (2) CURRENT OUTLOOK § Full year 2021 revenue forecast of $3.6M Q1 2021 Q2 2021 Q3 2021 § Implied Q4 2021 revenues of $1.2M (1) Preliminary § Implied Q4 2021 year-over-year revenue growth of 68% (1) Q3 results are preliminary and subject to change. (2) Current outlook is based on management estimates as of 10/25/21. Actual results are subject to risks and uncertainties and may differ from the Company’s forecast. 54

Revenue Forecast and Visibility REVENUE FORECAST ($ in millions) REVENUE VS. SALES PIPELINE ($ in millions) $549 $122 Automotive $95 Industrial Automation $83 Mapping, Security and Smart Cities $254 $83 $18 $18 $4 2021E 2022E 2023E 2024E 2025E Revenue Pipeline Revenue Pipeline 2022E 2023E ▪ Through 2022E and 2023E, revenue growth is expected to be driven ▪ Quanergy has built a sales pipeline of $217M for 2022E and 2023E, (1) primarily by mapping, security and smart spaces creating substantial revenue visibility ▪ Industrial automation is expected to begin scaling in 2023E, driven by new ▪ Inbound sales leads increased 77% year-over-year during the first half of sensors tailored for this market 2021, driven by strong interest in Quanergy’s solutions and more targeted marketing ▪ The automotive market is expected to fuel longer-term growth as this market develops and the S3 sensor is further refined and cost-reduced ▪ 2025E revenue implies just 5% penetration of the LIDAR TAM (1) Sales pipeline data is as of 9/16/21. 55

Gross Margin and Profitability Profile

GROSS PROFIT / MARGIN ($ in millions) (1)



$324
59%
56%
50%
$143
32%
$42
6%
$0
$6
2021E 2022E 2023E 2024E 2025E

- Healthy gross margins at scale driven by high value solutions and fabless business model
- Gross margins are forecasted to reach 59% by 2025E due to volume-based cost reductions and leverage over fixed costs

ADJ. EBITDA / MARGIN ($ in millions) (2)



$191
35%
21%
$53
($32)
($40)
($15)
2021E 2022E 2023E 2024E 2025E

- New products, execution against pipeline and overall market adoption is expected to drive operating leverage
- Positive adjusted EBITDA is forecasted for the full year of 2024E and 2025E

FREE CASH FLOW ($ in millions) (3)



$103
$9
($32)
($37)
($28)
2021E 2022E 2023E 2024E 2025E

- Free cash flow reflects an expected increase in working capital and capex to support growth
- Positive free cash flow is forecasted for the full year of 2024E and 2025E

(1) Gross profit and gross margin have been adjusted to exclude stock-based compensation expense and are non-GAAP measures.
(2) Adjusted EBITDA is a non-GAAP financial measure and is defined as net loss before depreciation and amortization, provision for income taxes, interest expense (net), non-cash gain or loss on debt transactions, restructuring costs, stock-based compensation and change in fair value of derivative liabilities.
(3) Free cash flow is a non-GAAP financial measure and is defined as cash flow from operations minus capital expenditures.

QUANERGY 56

Comparison With Other LIDAR SPACs 2025E 2025E 2025E 2025E 2025E 2025E 2025E Revenue Dependence (1) on Automotive 18% ~80% 91% 78% 93% ~17% N/A 2021E - 2023E 2020E - 2021E 2021E - 2023E 2021E - 2023E 2021E - 2024E 2021E - 2022E 2021E - 2023E Free Cash Flow (1) Burn to Breakeven ($96) ($90) ($328) ($260) ($303) ($144) ($226) EBITDA Multiples 2025E 2024E 2025E 2025E 2025E 2025E 2025E Based on Current 5.7x 8.1x 16.1x 4.5x 4.2x 10.0x 6.4x (2) Trading Levels (1) Other LiDAR provider data is as of the date of their SPAC transaction announcements, and all data is from their publicly-available SPAC investor presentations. Velodyne and Ouster automotive mix is estimated based on project and revenue mix charts, respectively, in their SPAC investor presentations. AEye free cash flow is not disclosed so EBITDA is shown instead. (2) Quanergy EBITDA multiple reflects the proposed transaction valuation. All other EBITDA multiples are based on current trading data as of 10/25/21 and Wall Street consensus EBITDA estimates from Capital IQ. 57

Transaction Summary and Pro Forma Ownership

TRANSACTION SUMMARY

TRANSACTION STRUCTURE
- CCAC has proposed to enter into a business combination with Quanergy

VALUATION
- Pro forma enterprise value of $1.1 billion post business combination
- 2.0x 2025E projected revenue of $549 million
- 5.7x 2025E projected adjusted EBITDA of $191 million

CAPITAL STRUCTURE
- Transaction is expected to be funded by a combination of cash held in trust of $276 million and net proceeds from a $40 million PIPE
- Expected to result in $276 million of net cash (2) to the balance sheet, assuming no redemptions from public shareholders

PRO FORMA OWNERSHIP (1) (2)



Seller Rollover 71.6%
SPAC Investors 20.4%
PIPE Investors 3.0%
Founder Shares 5.1%

PRO FORMA VALUATION (in millions, except per share) (1)

Share Price	$10.00
Pro Forma Shares Outstanding (2)	135.5
Equity Value	**$1,355**
Less: Net Cash (3)	276
Enterprise Value	**$1,079**

SOURCES AND USES (in millions) (2)

Sources	$	%	Shares
Seller Rollover	$970	71.6%	97.0
Cash in Trust	276	20.4%	27.6
PIPE Equity	40	3.0%	4.0
Founder Shares	69	5.1%	6.9
Total Sources	**$1,355**	**100.0%**	**135.5**

Uses	
Seller Rollover	$970
Cash to Balance Sheet	246
Debt Pay-Down	35
Founder Shares	69
Transaction Fees	35
Total Uses	**$1,355**

(1)Based on capital structure as of 10/25/21 assuming no shareholder redemptions and excluding CCAC warrants. Ownership figures do not add to 100.0% due to rounding.
(2)Based on fully diluted shares outstanding assuming net share settlement of existing Quanergy options, RSUs and warrants at a pro forma $10.00 share price.
(3) Estimated net cash is comprised of $276M cash in trust, $40M in PIPE proceeds and $30M of estimated Company cash at Closing, minus $35M in debt pay-down and $35M in estimated transaction expenses.

QUANERGY 58

Transaction Represents Attractive Discount to Peers REVENUE MULTIPLES EBITDA MULTIPLES LiDAR Providers Average 9.5x 2.3x (1) 2025E Mobility and Vision Leaders Average 9.5x 29.0x (2) 2025E 31% - 80% Discount 14% - 79% Discount Deal value 5.7x 2.0x to the Peer Group to the Peer Group 2025E Current Averages Current Averages Source: Quanergy multiples reflect the proposed transaction valuation. All other multiples are based on current trading data as of 10/25/21 and Wall Street consensus estimates from Capital IQ. (1) LiDAR Providers include: Aeva, AEye, Innoviz, Luminar, Ouster and Velodyne. Velodyne metrics for 2024E are included in the average. (2) Mobility and Vision Leaders include: Ambarella, Mobileye, NVIDIA and Tesla. Mobileye metrics for 2021E are included in the average – as of 3/10/17, prior to its announced acquisition by Intel. 59

Today’s Agenda Introduction Henri Arif, Independent Director, CITIC Capital Business Overview Kevin Kennedy, Chairman & CEO, Quanergy 3D LiDAR Perception Disrupting the IoT Market Enzo Signore, CMO & Brad Sherrard, CRO OPA-based Solid-State LiDAR – A game changer for Automotive Tianyue Yu, CDO and Co-founder, Kevin Kennedy, CEO Financial Summary Patrick Archambault, CFO Executive Summary Kevin Kennedy, Chairman & CEO, Quanergy 60

COVID-19 and Supply Chain Transient Risks § COVID-19 causing demand shift for trials/evaluations/deployments/ramp § Supply chain challenges § Optics supply chain among most strained § Long lead times § Parts shortages § Deliberate responses § Risk buys § Longer lead times § Additional work on supplier management and process control § Near term impacts § Reduced NPI velocity § COGS, margin § 2 quarters revenue shift § No impact to OPA advancement 61

Public Company Transition § Engaged Grant Thornton as the company’s independent registered public accounting firm § Karen Francis DeGolia joined the Board-- an independent director and strategic executive with significant public company board leadership experience and deep industry expertise § Appointed Jerry Allison as General Counsel, adding substantial public company and corporate governance experience to the management team § Adding finance team members and resources to ensure public company readiness § Established a Board and committee structure consistent with NYSE requirements § We expect an additional independent board member to be appointed by YE 2021 62

Executive Summary Outlook Advancing Differentiated Investment Thesis § Large LiDAR market: § Market growth (data and automation) § Quanergy growing § two large markets: stepwise ascent § OPA mosaic of efficacy § favorable market pattern § Game changing technology for § New product focus drives automotive - Solid State OPA stepwise growth § Unique product portfolio for IOT and pipeline market – now § Deliberate execution will § Inflection point accelerate with capital infusion § Experience for risk adjusted plan § market timing § cash burn § valuation to peers 63

& Q A

THANK YOU!

Exhibit 99.2

Quanergy Announces Preliminary Q3 Financial Results

Accelerates Evolution of its OPA-based Solid-State LiDAR with 160 meter Detection Range

Sunnyvale, CA - October 29, 2021- Quanergy Systems, Inc., a leading provider of OPA-based solid state LiDAR sensors and smart 3D solutions for automotive and IoT, today announced preliminary financial results for the third quarter ended September 30, 2021 and the achievement of 160 meter detection range for its solid-state LiDAR.

In June, Quanergy entered into a definitive merger agreement with CITIC Capital Acquisition Corp. (NYSE: CCAC) (“CCAC”). Upon closing of the transaction, the combined company will be named Quanergy Systems, Inc. and is expected to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “QNGY.” The transaction is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions.

Today, Quanergy announced preliminary revenue for the third quarter ended September 30, 2021 of $1.137 million, representing year-over-year revenue growth of 20% compared to the third quarter of 2020. Sequentially, third quarter 2021 revenue rose by 26% versus second quarter 2021 revenue. Improved demand for the company’s flow management solutions drove much of the growth. The company currently expects full year revenue of $3.6 million for 2021. Quanergy ended the third quarter with $34.2 million in cash and cash equivalents.

Quanergy also announced today that its OPA-based solid-state LiDAR technology has successfully achieved a 160 meter detection range in outdoor bright sunlight conditions. The test was carried out on an S3 LiDAR technology development platform with a single scanning beam. A target with 10% reflectivity was chosen to simulate hard-to-see objects and moved from nearby to 160 meters away with continuous detection by the sensor.

Quanergy’s S3 Series LiDAR sensor is designed to meet the most stringent automotive requirements for object detection and collision avoidance. The sensor’s unique electronic beam steering without any moving parts offers significant resistance to shock and vibration. The S3 Series LiDAR provides over 100,000 hours MTBF (mean time between failures), with a targeted price of $500 for mass-market production. “The innovative OPA-based LiDAR architecture from Quanergy has been capturing the interest of automakers, AV companies, and Tier 1 suppliers since its inception,” said Dr. Tianyue Yu, Quanergy Co-founder and Chief Development Officer. “It took many generations of silicon iterations, process optimization and close teamwork to unlock its potential towards relevant use cases for IoT and mobility applications. In the past two years, Quanergy’s solid-state platform development has rapidly evolved, with the next milestones expected to be announced at CES 2022.”

About Quanergy Systems, Inc.

Quanergy Systems’ mission is to create powerful, affordable smart LiDAR solutions for automotive and IoT applications to enhance people’s experiences and safety. Quanergy has developed the only true 100% solid-state CMOS LiDAR sensor built on optical phased array (OPA) technology to enable the mass production of low-cost, highly reliable 3D LiDAR solutions. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces and much more. Quanergy solutions are deployed by over 350 customers across the globe. For more information, please visit us at www.quanergy.com.

Important Information about the Business Combination and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) (File No. 333-257962), which includes the preliminary proxy statement/prospectus of CCAC. CCAC’s stockholders and other interested persons are advised to read the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments previously filed and to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the Merger Agreement. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they will contain important information about CCAC, Quanergy and the proposed business combination. Shareholders of CCAC and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they contain important information about CCAC, Quanergy and the proposed business combination. Shareholders can also obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed business combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC, including their ownership of CCAC’s securities in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed business combination are set forth in the Registration Statement, which includes the preliminary proxy statement/prospectus of CCAC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination are included in the Registration Statement, which includes the proxy statement/prospectus that CCAC filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward- looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding our expectations for full year 2021 revenue, the ability of our OPA-based solid state technology to achieve 160-meter detection in outdoor bright sunlight conditions, the ability of our S3 Series LiDAR to meet automotive standards for object detection and collision avoidance and its resistance to shock and vibration, the ability of our S3 Series LiDAR to achieve mean time between failure (MTBF) performance of 100,000 hours and target pricing of $500, the potential use cases for our technology in IoT and mobility applications, the achievement of new milestones in the future,, CCAC’s ability to consummate the proposed business combination, anticipated timing of the proposed business combination, and the combined company’s future products are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the business combination; failure to realize the anticipated benefits of the proposed business combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:

media@quanergy.com

Investors:

QuanergyIR@ICRinc.com